

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Via E-mail
Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

> **Re:** **Cryoport, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **May 26, 2015**
> **File No. 333-203006**

Dear Mr. Stefanovich:

We have reviewed your supplemental response letter and the above-referenced filing, and have the following comments.

General

1. We have considered your supplemental response to comment one in our letter dated May 28, 2015. Units must be registered in this registration statement because if common stock and warrants are only being sold in proportional amounts, then the offering is for units that consist of common stock and warrants, notwithstanding that the two underlying securities are issued separately or may trade separately immediately upon issuance. This comment also applies to your overallotment option. Please revise to reinclude all your disclosure about your units from your previous amendment filed April 17, 2015.

Prospectus Cover Page

2. We note your proposed revision in response to comment two in our letter dated May 28, 2015. In your next amendment, please revise to make it clear, if true, that each warrant will be to purchase one share of common stock, rather than to purchase one share of common stock and an additional warrant.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any questions.

Robert Stefanovich
Cryoport, Inc.
June 10, 2015
Page 2

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Tony Ippolito, Esq.
       Snell & Wilmer LLP